SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                 Schedule 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                Metricom, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  591596-10-1
                                (CUSIP Number)

                              Brian L. Blomquist
                        7711 Carondelet Ave., Suite 700
                              St. Louis, MO 63105
                                 (314) 727-5305
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 26, 1996
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


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
         This Amendment No. 1 to Schedule 13D is being filed by Ryback Management Corporation, a Michigan corporation ("Ryback") in order to file as an exhibit the text of the stockholder proposal and supporting statement that were submitted to Metricom, Inc. (the "Issuer"), as described in Ryback's initial Schedule 13D filing.

Item 7.  Exhibits.

No.     Description
---     -----------
1       Text of Stockholder Proposal and Statement in Support


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   RYBACK MANAGEMENT CORPORATION


Date: January 9, 1997              By:/S/ LAWRENCE G. CALLAHAN
                                      Lawrence G. Callahan, Vice President




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